

March 2, 2022

Thomas J. Spoerel
Senior Vice President, Controller & Chief Accounting Officer
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

> **Re: Becton, Dickinson and Company**
> **Form 10-K for the fiscal year ended September 30, 2021**
> **Filed November 24, 2021**
> **Form 8-K Filed November 4, 2021**
> **File No. 001-04802**

Dear Mr. Spoerel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed November 4, 2021

Exhibit 99.1
Reconciliation of Reported Diluted EPS to Adjusted Diluted EPS, page 12

1. We note your non-GAAP measure Adjusted Diluted EPS includes an adjustment for "costs required to develop processes and systems to comply with regulations such as the EUMDR and GDPR." Please tell us why you believe the adjustment for these costs is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations given that costs to comply with regulations, whether new, old, or revised, appear to be "normal, recurring, cash operating expenses necessary to operate [your] business." As part of your response, provide us a detailed description of these costs, organized by regulation and type of cost and project, for each of the periods presented in your most recent Form 10-K and subsequent Form 10-Q. Include quantification of the expenses.

	In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

					Sincerely,

					Division of Corporation Finance
					Office of Life Sciences